Exhibit 12

General Electric Company
Computation of Ratio of Earnings to Fixed Charges
Six months ended June 30, 2015
(Unaudited)

(Dollars in millions)

General Electric Company and consolidated affiliates
Earnings(a)	$2,145
Plus:
Interest and other financial charges included in expense(b)	4,231
One-third of rental expense(c)	271
Adjusted "earnings"	$6,647

Fixed charges:
Interest and other financial charges included in expense(b)	$4,231
Interest capitalized	12
One-third of rental expense(c)	271
Total fixed charges	$4,514

Ratio of earnings to fixed charges	1.47

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.
(b)	Included interest on tax deficiencies and interest on discontinued operations.

(c)	Considered to be representative of interest factor in rental expense.